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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

MarketAxess Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

57060D 10 8

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 57060D 10 8			Page 2 of 6

1.	Name of Reporting Person: Richard M. McVey		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,299,312 shares of Common Stock

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 2,299,312 shares of Common Stock

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,299,312 shares of Common Stock (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): Approximately 9.7% as of December 31, 2004 (based on 22,815,806 shares of Common Stock issued and outstanding).

12.	Type of Reporting Person: IN - Individual

Item 1.

(a)	Name of Issuer

MarketAxess Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices:

140 Broadway, 42nd Floor
New York, NY 10005

Item 2.

(a)	Name of Persons Filing:

Richard M. McVey

(b)	Address of Principal Business Office:

c/o MarketAxess Holdings Inc.
140 Broadway, 42nd Floor
New York, NY 10005

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.003 per share

(e)	CUSIP Number:

57060D 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

Page 3 of 6 Pages

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box                    ☐

Item 4. Ownership

(a)	Amount Beneficially Owned

2,299,312 shares of Common Stock (includes 794,442 shares of Common Stock issuable pursuant to employee stock options that are or become exercisable within sixty days of December 31, 2004). Does not include 333,332 shares of Common Stock issuable pursuant to employee stock options that are not exercisable within sixty days of December 31, 2004.

(b)	Percent of Class

Approximately 9.7% as of the date of this Statement (based on 22,815,806 shares of Common Stock issued and outstanding).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

2,299,312 shares of Common Stock

(ii)	Shared power to vote or direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

2,299,312 shares of Common Stock

Page 4 of 6 Pages

(iv)	Shared power to dispose or to direct the disposition of:

None

Item 5. Ownership of Five Percent or Less of a Class

Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

Item 8. Identification and Classification of Members of the Group

Inapplicable

Item 9. Notice of Dissolution of the Group

Inapplicable

Item 10. Certification

Inapplicable

Page 5 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005

Date

/s/Richard M. McVey

Signature

Richard M. McVey

Name/Title

Page 6 of 6 Pages